THE COMPANIES LAW (1998 REVISION)
                        ---------------------------------

                            COMPANY LIMITED BY SHARES
                            -------------------------

                            MEMORANDUM OF ASSOCIATION

                                       OF


                            TERMOEMCALI LEASING, LTD.
               (Amended by Special Resolution dated 19 May, 2005)


1. The name of the Company is TermoEmcali Leasing, Ltd.

2. The Registered Office of the Company shall be at the offices of Maples and Calder, Attorneys-at-Law, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies or at such other place as the Directors may from time to time decide.

3. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law, as provided by Section 6(4) of The Companies Law (1998 Revision); provided, that the Company shall only carry on the business for which a license is required under the laws of the Cayman Islands when so licensed under the terms of such laws.

4. The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 26(2) of The Companies Law (1998 Revision).

5. The liability of each Member is limited to the amount from time to time unpaid on such Member's shares.

6. The authorised share capital of the Company is US$40,001 divided into 2,000,000 ordinary Class A shares of a nominal or par value of US$0.01 each and 2,000,000 ordinary Class B shares of a nominal or par



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value of  US$0.01  each and 100  Class C shares  of a  nominal  or par  value of
US$0.01 each; each with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of The Companies Law (1998 Revision) and the Articles of Association and to issue any part of its capital whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares, whether declared to be preference or otherwise, shall be subject to powers hereinbefore contained.

7. If the Company is registered as exempted, its operations will be carried on subject to the provisions of Section 193 of The Companies Law (1998 Revision) and, subject to the provisions of The Companies Law (1998 Revision) and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.